Exhibit 4.6

COMMON STOCK PURCHASE WARRANT

AMENDMENT NUMBER 1

Pursuant to the Common Stock Purchase Warrant Agreement entered into on May 25, 2022 and in conjunction with the Loan Agreement dated May 25, 2022, whereby the Warrant Holder was entitled to purchase from TruGolf, inc. (the “Company”)the Company at any time after the Issue Date and before the Expiration Date THREE HUNDRED FIFTY THOUSAND (350,000) shares (the “Warrant Shares”) of common stock (the “Common Stock) at an exercise price of TWO DOLLARS (US$2.00) per share (as adjusted from time to time) from and after the Issue Date and through and including 5:00 p.m. New York time on the Expiration Date.

Wherefore, at the time the parties entered into the Common Stock Purchase Warrant Agreement it was anticipated that the Company would undertake a 1-2400 stock split (the “Split”). However, as of December 31, 2022, the Company put the Split on hold and determined that it would be affected immediately prior to TruGolf’s merger with Deep Medicine.

Therefore, the Company and the Warrant Holder desire to amend the Common Stock Purchase Warrant Agreement as follows:

Pursuant to the Common Stock Purchase Warrant Agreement entered into on May 25, 2022 and in conjunction with the Loan Agreement dated May 25, 2022, whereby the Warrant Holder was entitled to purchase from the Company at any time after the Issue Date and before the Expiration Date ONE HUNDRED FORTY SIX (146) shares (the “Warrant Shares”) of common stock (the “Common Stock) of the Company, at an exercise price of Four Thousand Eight Hundred Dollars (US$4,800.00) per share (as adjusted from time to time) from and after the Issue Date and through and including 5:00 p.m. New York time on the Expiration Date. When the Split is effected, the number of shares of Common Stock and the exercise price shall be adjusted to reflect the Split.

Furthermore, because the Company and the Warrant Holders anticipate the Split will be executed immediately prior to the merger, all disclosures in the S4 regulatory filing will consider the effect of the Split and be identified on such post-Split basis.

IN WITNESS WHEREOF, the Company and the Warrant Holder are in agreement as of December 31, 2022.

TruGolf, Inc.:	Warrant Holder: Greentree Financial Group, Inc

/s/ Brenner Adams	/s/ Robert Chris Cotttone
Name	Name

CGO	Vice President
Title	Title